SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                  (Amendment 2)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)

                                   EQUIDYNE CORP.
                                (Name of Issuer)

                    Common Stock, $ 0.10 par value per share
                         (Title of Class of Securities)

                                   025569-104
                                 (CUSIP Number)

                                 December 31, 1999
              (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Jubilee Investors LLC
                                          52-2096497
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                258,677
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 -0-
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                258,677
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT
             BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 258,677
-----------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                .02%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          West End Capital LLC
                                          13-3955700
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
           ------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                258,677
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 -0-
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                258,677
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 258,677
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                 [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                .02%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

      The name of the issuer is Equidyne Corp. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 238 Littleton Road, Westford, MA. 01886

Item 2(a).     Name of Person Filing:

      This statement is filed by:
            (i) Jubilee Investors LLC, a limited liability company organized under the laws of the State of Delaware with respect to the shares of Common Stock beneficially owned by it; and
            (ii) West End Capital LLC, a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock beneficially owned by it and Jubilee Investors LLC.



Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is 110
        Colabaugh Pond Road, Croton-on-Hudson, New York 10520

Item 2(c).     Citizenship:

      Jubilee Investors LLC is a limited liability company organized under the laws of the State of Delaware.

      West End Capital LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

        Common Stock, $0.10 par value per share (the "Common Stock")


Item 2(e).  CUSIP Number:     025569-104

Item    3. If this  statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of
                the Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company as defined in Section
                3(a)(19) of the Act,

            (d)   [ ]   Investment Company registered under Section 8
                of the Investment Company Act of 1940,

            (e)   [ ]   Investment Adviser registered under Section 203
                of the Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan or Endowment Fund in
                accordance with 13d-1 (b)(1)(ii)(F),

            (g)   [ ]   Parent Holding Company or control person in
                accordance with Rule 13d-1 (b)(ii)(G),

            (h)   [ ]   Savings Associations as defined in Section 3(b)
                of the Federal Deposit Insurance Act,

            (i) [ ] Church  Plan  that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j)   [ ]   Group, in accordance with Rule 13d-
                1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box: [x]


Item 4.   Ownership.

A.   Jubilee Investors LLC

     (a) Amount beneficially owned: 258,677 shares issuable upon conversion of the Company's Series A Preferred Stock.

     (b)  Percent of class:  .02% The percentages used herein and in the rest of
          Item 4 are calculated based upon there being 16,823,911 shares of Common Stock outstanding as reflected in the Form 10QSB filed by the Company with the Securities and Exchange Commission (the "Commission") on March 20, 2000.

     (c)  (i) Sole power to vote or direct the vote: 258,677

          (ii) Shared power to vote or direct the vote: -0-

          (iii)Sole power to dispose or direct the disposition: 258,677

          (iv) Shared power to dispose or direct the disposition: -0-



B.   West End Capital LLC

     (a) Amount beneficially owned: 258,677 shares issuable upon conversion of the Company's Series A Preferred Stock.

     (b)  Percent of class:  .02% The percentages used herein and in the rest of
          Item 4 are calculated based upon there being 16,823,911 shares of Common Stock outstanding as reflected in the Form 10QSB filed by the Company with the Securities and Exchange Commission (the "Commission") on March 20, 2000.

     (c)  (i) Sole power to vote or direct the vote: 258,677

          (ii) Shared power to vote or direct the vote: -0-

          (iii) Sole power to dispose or direct the disposition: 258,677

          (iv) Shared power to dispose or direct the disposition: -0-


Item 5.     Ownership of Five Percent or Less of a Class.

      Jubilee Investors LLC has sold or transferred shares of common stock so that Jubilee Investors LLC and West End Capital LLC now hold less than 5.0% of the outstanding shares of common stock of issuer.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.


Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


Item 9.  Notice of Dissolution of Group.

      Not applicable.


Item 10.  Certification.

      Each of the Reporting Persons hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 22, 2000

                                    JUBILEE INVESTORS LLC
                                    By: WEST END CAPITAL LLC, Manager

                                    By: /s/ Daniel J. Saks
                                        ------------------
                                    Name:  Daniel J. Saks
                                    Title: Managing Director



                                    WEST END CAPITAL LLC

                                    By: /s/ Daniel J. Saks
                                        -----------------
                                    Name:  Daniel J. Saks
                                    Title: Managing Director

                                                                       Exhibit I

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: May 22, 2000


                                    JUBILEE INVESTORS LLC
                                    By: WEST END CAPITAL LLC, Manager

                                    By: /s/ Daniel J. Saks
                                        ------------------
                                    Name:  Daniel J. Saks
                                    Title: Managing Director




                                    WEST END CAPITAL LLC

                                    By: /s/ Daniel J. Saks
                                        ------------------
                                    Name:  Daniel J. Saks
                                    Title: Managing Director